

大华置业
UNITED OVERSEAS LAND LIMITED
101 THOMSON ROAD #33-00 UNITED SQUARE SINGAPORE 307591
TEL: (65) 6255 0233 FAX: (65) 6252 9822

28 May 2003

United States Securities & Exchange Commission
450 Fifth Street N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington D.C. 20549
Attention: Mr Frank Zarb, Esq

BY FAX ONLY
FAX NO : 012-1-202-942-9525

Total : 2 pages (including this page)


03022517

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing the Announcement released on 28 May 2003 for your information.

Kindly acknowledge receipt on the duplicate of this letter.

Yours faithfully
for **UNITED OVERSEAS LAND LIMITED**

Ong Beng Hui Patricia
Deputy Company Secretary

enc.

c.c. Mr Bryan Ho, The Bank of New York (Fax No. : 012 1 212 571 3050)

k:gw/letter/media/otherannouncements.doc
UOL/3.2.3/(gw)

MASNET No. 109 OF 28.05.2003
Announcement No. 109



UNITED OVERSEAS LAND LTD

Resignation Of Director

The Board of Directors of United Overseas Land Limited (**"UOL"**) wishes to announce that Dato' Yoshihiko
Submitted by Foo Thiam Fong Wellington, Company Secretary on 28/05/2003 to the SGX

MASNET No. 109 OF 28.05.2003
Announcement No. 109



UNITED OVERSEAS LAND LTD

Resignation Of Director

The Board of Directors of United Overseas Land Limited ("**UOL**") wishes to announce that Dato' Yoshihiko Miyauchi has tendered his resignation as a Director of UOL. His resignation will take immediate effect.

Submitted by Foo Thiam Fong Wellington, Company Secretary on 28/05/2003 to the SGX